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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7 )*

CURRENT TECHNOLOGY CORPORATION
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
2310E 10 4
(CUSIP Number)
Keith Denner
5901 Vista Drive
West Des Moines, Iowa 50266
(515)226-0000

Copy to:
Christian J. Hoffmann, III
QUARLES & BRADY LLP
Renaissance One
Two N. Central Avenue
Phoenix, Arizona 85004
(602) 229-5200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00808Y09

1	NAMES OF REPORTING PERSONS Keith Denner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

US

	7	SOLE VOTING POWER

NUMBER OF		63,251,185*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,251,185*

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,251,185*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 32,748,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 14,283,652 shares of Common Stock issuable upon conversion of a convertible promissory notes held by the Reporting Person. On the basis of Common Stock actually issued, the Reporting Person owns 16,219,266 shares of Common Stock, representing approximately 11.4% of the class.

Item 1. Security and Issuer
This Amendment No. 7 to Schedule 13D amends the Schedule 13D filed March 28, 2002, Amendment No. 1 filed December 30, 2003, Amendment No. 2 filed March 29, 2005, Amendment No. 3 filed August 1, 2006, Amendment No. 4 filed February 12, 2007 and Amendment No. 5 filed September 19, 2007, and Amendment No. 6 filed April 11, 2008 and relates to the common stock, no par value (the “Common Stock”) of Current Technology Corporation, a corporation continued under the Canada Business Corporations Act (the “Company”), with its principal executive offices located at 800 West Pender Street, Suite 1430, Vancouver, British Columbia, Canada V6C 2V6.
Item 5. Interest in Securities of the Issuer
(a) As of the close of business on September 30, 2008, Reporting Person’s beneficial ownership of Common Stock was 63,251,185 shares, representing 33.5% of the class. This amount includes 32,748,933 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock and approximately 14,283,652 shares of Common Stock issuable upon conversion of convertible promissory notes held by the Reporting Person. On the basis of Common Stock actually issued, Reporting Person owns 16,219,266 shares, representing 11.4% of the class. Percentage ownership responses set forth herein are based on the representation of the Company that as of December 31, 2008 there were 141,911,253 shares of Common Stock issued and outstanding. The Reporting Person expressly disclaims beneficial ownership of 1,700,000 shares of Common Stock owned by the Reporting Person’s wife along with a warrant to purchase an additional 1,700,000 also owned by the Reporting Person’s wife.
(b) The responses of the Reporting Person to Items 7 through 10 on the cover page are incorporated herein by reference. All responses reflected the beneficial ownership as of December 31, 2008.
On September 29, 2008, the Company extended the maturity date of its convertible promissory note with the Reporting Person from January 16, 2009 to January 19, 2010. The Reporting Person advanced an additional $100,000 under the note on September 29, 2008 and an additional $75,000 on December 30, 2008, bringing the principal balance, including accrued interest, to $1,428,365 as of December 31, 2008. The note bears interest at 10% per annum and the holder of the note has the right to convert all or part of the note into Common Stock at a price of $0.10 per share. The note is secured by a security interest in all of the Company’s property and assets in favor of the Reporting Person. As consideration for the note extension, the Company issued the Reporting Person warrants to purchase 5,200,000 shares of Common Stock. In connection with the December 2008 advance under the note, the Company reduced the exercise price of all of Reporting Person’s warrants to $0.17 per share. All of Reporting Person’s warrants have a cashless exercise feature. The expiration date of all of such warrants is the later of December 31, 2013 or the date which is two years after the note is fully repaid.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
See response to Item 5(b) above.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: February 17, 2009

/s/ Keith Denner
Keith Denner